MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS /
MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of changes to the financial situation for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2005 and May 31, 2006. It also includes a comparison between the operating results, treasury flow and financial situation for the twelve month period ended May 31, 2006 and those from the previous fiscal year.

This analysis, completed on September 20, 2006, must be read in conjunction with the Company’s audited and consolidated financial statements dated May 31, 2006 and presented in this annual report. Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this Management Analysis are in Canadian dollars, unless otherwise indicated.

OVERVIEW

Neptune’s 2006 fiscal year was devoted to the commercialization of its products in North America and Asia. Neptune also deployed development initiatives within European and Australian markets. This was accomplished through Company participation in various tradeshows in order to promote its products and maintain its level of excellence, established and enhanced since the Company’s inception. During the fiscal year, Neptune also launched a new commercial approach aimed at building strategic alliances with potential partners in the nutraceuticals, functional foods and medical foods markets, as well as in the biopharmaceutical market.

The Company sustained its clinical research initiatives. As a result, Neptune is now able to leverage scientific results demonstrating the health benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol and inflammation problems. During the current fiscal year, Neptune also published research results that demonstrate the benefits of combining NKOTM and statin in the management of cholesterol levels. And, recent interim results provided by the Company demonstrate the highly positive effects of NKOTM on adults suffering from attention deficit disorder and hyperactivity.

During the third quarter of the 2006 fiscal year, the Company redeemed and settled the Investment Desjardins and Innovatech debentures, which represented a total book value of $5.5M. This transaction enabled the Company to improve its financial structure and generate a $1.4M gain on settlement of debentures.

Also during the third quarter, the Company received its nGMP Certification from Health Canada for its Sherbrooke facility.

PRINCIPAL ANNUAL FINANCIAL INFORMATION

(In thousands of dollars, except per share data)

	2006	2005	2004
Sales Figures before EIC-156 Application	7,292	5,038	2,262
Impact of EIC-156	380	200	100
Sales Figures	6,912	4,838	2,162
EBITDA (1)	1,049	401	(1,659)
Net Loss	886	1,768	3,534
Net Loss per Share and Diluted Loss per Share	0,029	0,069	0,161
Total Assets	8,114	7,297	7,922
Working Capital (2)	1,783	362	98
Shareholder Equity	2,937	(2,640)	(1,659)
Book Value per Common Share (3)	0,086	(0,103)	(0,076)
Long Term Financial Liabilities	2,946	8,025	7,696

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS

Sales

Sales (before EIC-156 Application) climbed to $7.3M (6,912 M$ after EIC-156 Application) for the fiscal year ended May 31, 2006; a 45% (43% after EIC-156 Application) increase over the fiscal year ended May 31, 2005.

1

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

2

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

3

The book value per share is presented for information purposes only and is obtained by dividing the total value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

At the close of the 2006 fiscal year, the Company EBITDA(1) was up to $0.65M compared to the previous fiscal year; from $0.40M to $1.05M. The EBITDA(1)  has closed on a positive ground for the eighth consecutive quarter.

Net loss

Net loss for the fiscal year ended May 31, 2006 was reduced to $0.866M (or $0.029 per share) compared with net loss of $1.768M (or $0.069 per share) for the fiscal year ended May 31, 2005. This positive result was primarily due to the gain on settlement of the debentures. When excluding this gain on debt settlement, the net loss may appear somewhat elevated in comparison with the net loss for the previous year - despite the growth in sales. This situation is explained primarily by the significant increase in research costs (in the amount of $0.117M), the write-off of the Hair Seal patent (in the amount of $0.124M), an increase in professional fees (in the amount of $0.120M), higher loss on exchange (in the amount of $0.080M), an additional stock based compensation charge (in the amount of $0.282M) for services rendered to Innovatech by two executives in the settlement of the debentures, and an increase in salary charges of approximately $0.800M; of which approximately $0.600M relates to the increase in the value and number of options granted to employees and consultants. Note that the stock based compensation totaling $0.994M are non-cash items and relates primarily to the increase in the Company’s share value, which went from $0.22 as at May 31, 2005 to $2.85 as at May 31, 2006.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ended May 31, 2006

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
			Restated	Restated
Sales Figures before EIC-156 Application	7,292	1,822	1,445	1,822	2,203

Impact of EIC-156	380	139	91	77	73
Sales Figures	6,912	1,683	1,354	1,745	2,130
EBITDA (1)	1,049	342	245	235	227

Net Earnings (Net Loss)	(886)	(390)	(453)	665	(708)
Profit (Lost) per share basic and diluted	(0,029)	(0,015)	(0,018)	0,021	(0,023)

Fiscal Year Ended May 31, 2005

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures before EIC-156 Application	5,038	1,134	1,180	1,292	1,432
Impact of EIC-156	200	17	9	116	58

Sales Figures	4,838	1,117	1,171	1,176	1,374
EBITDA (1)	401	151	119	117	14
Net Loss	1,768	388	503	344	533
Loss per Share	0,069	0,015	0,020	0,013	0,021

On September 20, 2006, the Company has proceeded with a restatement of the second and third quarters in order to reflect the additional value of the stock-based compensation for non-employees, value that was initially recorded when the granting of the options  instead of the valuation date of the options, in compliance with the CICA handbook recommendations, chapter 3870.  The Company also adjusted the third quarter to reflect the additional stock-based compensation charge for services rendered by two officers to Innovatech in the debentures settlement for $0.282M as well as an amount of $0.051M in share issue expenses recorded in retained earnings instead of as professional fees as it should.

During the third quarter ended May 31, 2006, the Company generated a gain on settlement of the debenture of $1.4M through the debenture transaction, which is the primary explanation for the $0.665M in net earnings. However, during the fourth quarter of the fiscal year ended May 31, 2006, the Company recorded several year-end adjustments and write-off totaling close to $0.400M, most of which came from the write-off of the Hair Seal patent, inventory and accounts receivable.

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

In 2006, operating activities generated an increase in liquidity, amounting to a total of $0.005M, compared to a reduction of $0.201M for the corresponding period ended May 31, 2005. The $0.206M difference is explained primarily by the reduction in net loss of $0.882M despite the fact that the loss for the year include a $0.712M non-monetary expense tied to the stock-based compensation to salaried and non-salaried employees, another stock-based compensation of $0.282M to two officers and a non-monetary gain of $0.4M on the settlement of debentures. The $1M gain has also been reclassified to financing activities. The difference is also explained by variations in working capital elements from one fiscal year to the next. The change in working capital elements for the 2006 fiscal year compared to the previous year is primarily due to an increase in accounts receivable of $0.330M, an increase in inventory of $0.443M, and an increase in accounts payable of $0.378M. These variations are further explained in the Financial Situation section.

Investment Activities

The main variation in terms of investment activities was generated by the investment of the $0.150M required to secure the acquisition option for the intellectual property. A variation of $0.219M was also generated through the acquisition of capital and intangible assets.

Financing Activities

During the fiscal year ended May 31, 2006, the Company redeemed the Investissement Desjardins debenture in the amount of $1,350M in capital and interest. The Company also paid in cash $0.125M in share-issue expenses for the transaction that converted the Innovatech debenture on which the Company realized a gain of $1,4M of which $1M in cash. On the same transaction the Company raised $0.600M through a private placement. The Company issued 3,275,922 shares following the exercise of all H and I stock purchase warrants against a cash value of $0.819M and issued 733,375 shares after exercise of stock options against a cash value of $0.190M.

Overall, taking the treasury flow into account, the Company increased its cash flow by $0.694M for the twelve (12) month period ended May 31, 2006.

FINANCIAL SITUATION

The following table details the important changes to the balance sheets at May 31, 2006 and May 31, 2005:

Accounts	Increase	Comments
	(Reduction)
	(In Thousands of dollars)
Cash	694	See cash flow statement
Receivables	330	Sales increase
Inventory	443	Increase in raw material inventory
		in order to secure increase in production
Fixed assets	(424)	Amortization of fixed assets
Other assets	(453)	Amortization of start-up costs
Account payable and accrued liabilities	378	Increase in raw material purchases
Convertible debentures	(5 156)	Elimination of convertible debentures

PRIMARY ANNUAL FINANCIAL RATIOS

	2006	2005	2004
Working Capital Ratio (current assets/current liabilities)	1,80	1,19	1,05
Solvency Ratio Debt Capital / Shareholder Equity*	1,26	1,47	1,31

*

including convertible debentures

Most of the Company’s financial ratios improved during the period ended May 31, 2006 compared to the period ended May 31, 2005 due to the overall real performance of the Company.

The Company’s contractual obligations, including payments due during the next five reporting periods and the following ones, are presented in the following table:

Required Payments per Periods

		Less than	2 to 3	4 to 5	More than
Contractual Obligations	Total	one period	periods	periods	5 periods
Long-term Debt*	3,700,445	681,850	1,631,600	1,232,550	124,000
Loans guaranteed by investments in
rental contracts**	106,746	66,703	31,700	8,343	-
Other rental contracts	942,233	126,133	269,832	272,570	273,698
Total liabilities	4,749,424	874,686	1 933,132	1 513,463	397,698

*

This amount is not reduced by the Assigned value to warrants and common shares.

**

Including interest fees.

Two other potential purchase options were added to the total of contractual obligation. The first option, totaling $275,000, was for the acquisition of an intellectual property, and the second, totaling $1,275,000, for the acquisition of the production facility.

Related Party Transactions

The transactions between related parties are described in note 5 « Related Party Transactions » of the Company’s financial statements as at May 31, 2006.

Change in Accounting Policies

Changes in accounting policies are described in note 3 « Changes in Accounting Policies » included in the Company’s financial statements as at May 31, 2006.

Subsequent Events

No subsequent event to the balance sheet.

Effectiveness of Disclosure Procedures and Controls

The President and Chief Executive Officer and the Administrative Manager, acting as Chief Financial Officer have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared. They have also designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The assessment of the effectiveness of disclosure procedures and controls was conducted as at May 31, 2006 by the Company’s officers and under their supervision, specifically the President and Chief Executive Officer and the administrative manager. Because of the Company’s small size and limited number of qualified employees, there are certain deficiencies in the segregation of incompatible functions and the documentation related to the definition of the employees roles and responsibilities. The Company relies on certain compensating controls, including a detailed review of the financial statements and other information documents, to ensure that its disclosure procedures and controls are effective. The Company plans to remedy the deficiencies inherent in its current size by strengthening its internal accounting team in proportion to its future growth.

RISK FACTORS

Financial Risks

Management intends to continue its prudent management of risks relating to exports, foreign exchange, interest rates and the sale price of its merchandise.

The majority of Company receivables are 90% guaranteed by insurers. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the exchange on the American dollar. Despite the fact that all raw material purchases are currently handled in U.S. currency, Management also has the ability to use financial instruments to minimize the exchange risk.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liabilities relating to its products. The Company also maintains a quality assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company also undertook the necessary steps to obtain Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates).

The Company based its prospective statements on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company that these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at http://www.sedar.com.

As at September 15, 2006, the total number of common shares issued by the Company and in circulation was 34,599,789. Company common shares are listed and traded on the TSX Exchange Venture under the listing NTB.

/S/Henri Harland

        /S/André Godin

President and CEO

Vice-President, Administration and Finance